UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69206 / March 22, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-14770

In the Matter of	:
	: ORDER MAKING FINDINGS AND
AMERICAN UNITED GOLD CORPORATION,	: REVOKING REGISTRATION
AMS HOMECARE INC.,	: BY DEFAULT AS TO
AUCXIS CORP., and	: AMS HOMECARE INC.
CYOP SYSTEMS INTERNATIONAL INC.	:

The Securities and Exchange Commission (Commission) instituted this proceeding on February 24, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Order Instituting Proceedings (OIP) alleges that AMS Homecare Inc. (AMS Homecare) has securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and has failed to file required periodic reports with the Commission since it filed a Form 20-F for the period ended February 28, 2007.[1] OIP at 2.

I held a prehearing conference on March 19, 2012, at which Harjit Gill, President and CEO, and sole employee, appeared for AMS Homecare and acknowledged that AMS Homecare had not made any filings since it filed a Form 20-F for the period ended February 28, 2007. Tr. 5-7. At a second prehearing conference on May 16, 2012, I ruled that AMS Homecare was not able to cure the deficiencies set out in the OIP by the deadline for the Initial Decision and that I would revoke the registration of its registered securities. Tr. 26. I issued an Initial Decision on June 14, 2012, finding it necessary and appropriate in the public interest to revoke the registration of each class of AMS Homecare's registered securities. Am. United Gold Corp., Initial Decision Release No. 460.

More than six months after the Initial Decision and after requesting briefs from the parties, the Commission remanded the case, finding that the OIP and the Rules of Practice contemplated the holding of a hearing or the filing of a motion for summary disposition in this situation where the respondent admitted the allegations in the OIP. See AMS Homecare Inc., Exchange Act Release No. 68506 (Dec. 20, 2012.

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[1] The allegations have been resolved as to all other Respondents. See Am. United Gold Corp., Exchange Act Release Nos. 66632, 66633 (Mar. 21, 2012).

On December 28, 2012, I ordered a hearing beginning on January 16, 2013, unless a party requested leave to file a motion for summary disposition. See Am. United Gold Corp., Administrative Proceedings Rulings Release No. 736. On January 15, 2013, I granted the Division of Enforcement (Division) leave to file a motion for summary disposition by February 12, 2013. See 17 C.F.R. § 201.250(a). I ordered AMS Homecare to file its opposition brief by March 12, 2013, and the Division to file its reply brief, if any, by March 19, 2013. The Division filed its Motion for Summary Disposition and Brief in Support along with a Supplemental Declaration of David S. Frye in Support on February 12, 2013. AMS Homecare did not file an opposition.

Because AMS Homecare failed to respond to a dispositive motion within the time provided, it is deemed in default and the proceeding will be determined against it upon consideration of the record including the OIP, the allegations of which are deemed to be true. See 17 C.F.R. § 201.155(a)(2).[2]

Findings of Fact and Conclusions of Law

The Findings of Fact and Conclusions of Law as set forth in my June 14, 2012, Initial Decision are incorporated by reference. See Am. United Gold Corp., Initial Decision Release No. 460. I find it necessary and appropriate for the protection of investors to revoke the registration of each class of AMS Homecare's registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of AMS Homecare Inc. is revoked.

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Brenda P. Murray
Chief Administrative Law Judge

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[2] Any motion to set aside the default must be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. 17 C.F.R. § 201.155(b).